Exhibit 99.2

REPORT ON MATERIAL INFORMATION

“ON CIVIL LAWSUIT AGAINST JOINT STOCK COMPANY, ITS SUBSIDIARIES AND/OR ASSOCIATES, WHICH CAN MATERIALLY AFFECT FINANCIAL POSITION OR BUSINESS ACTIVITY OF JOINT STOCK COMPANY, ITS  SUBSIDIARIES AND ASSOCIATES”

1.		General Information

1.1		Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2		Issuer’s short proprietary name: OJSC Rostelecom.

1.3.		Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4		State Registration Number (OGRN): 1027700198767

1.5		Taxpayer’s Identification Number (TIN): 7707049388.

1.6		Issuer’s unique code assigned by registration authority: 00124-A.

1.7		Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.		Material Information

2.1.		Plaintiff’s full proprietary name: Loral Space & Communications Holdings Corporation

2.2.		Defendant’s full proprietary name and location: Closed Joint Stock Company “GlobalTel”; 3/25 building 5 Sytinski pereulok, Moscow, 103104, Russian Federation.

2.3.		Factual allegations and amount of claims:

This civil lawsuit was filed with the Supreme Court of the State of California (USA) and intended for recognition of judgments of the London Arbitrators (Great Britain) as well as judgments of the Supreme Court of Arbitrazh of the Russian Federation which should be entered in favor of Loral Space & Communications Holdings Corporation against CJSC GlobalTel in the amount of USD 8 567 192,38 with interest charged for overdue of payments.

The stake of OJSC Rostelecom in charter capital of CJSC GlobalTel is 51%.

The Plaintiff demands for:

•      the Defendant’s’ execution of judgments of the London Arbitrators (Great Britain) as well as judgments of the Supreme Court of Arbitrazh of the Russian Federation about paying back the debt due to the Plaintiff in amount of USD 8 567 192,38;

•      the Defendant’s execution of judgments of the London Arbitrators (Great Britain) as well as judgments of the Supreme Court of Arbitrazh of the Russian Federation about paying back of interest due to the Plaintiff at the rate of 5,83% per year, starting on the 1st of February till it is paid out;

• the Defendant’s refunding cost of suit, including reasonable attorney’s fees;

• Other payments made by OJSC Rostelecom as the Supreme Court of the State of New York may deem just and proper.

2.4.		Possible consequences in case the Plaintiff’s civil lawsuit is satisfied:

If the Plaintiff’s civil lawsuit is satisfied, CJSC GlobalTel shall comply with the judgment of the Supreme Court of the State of New York and pay back the money.

CJSC GlobalTel does not agree with allegations and claims and will defend its position in court according to current law of the State of California (USA)

3.		Signature

3.1.		Deputy General Director —
	Finance Director	s/s Anton A. Khozyainov

3.2		Date: May 18, 2009